Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of ordinary shares of RedCloud Holdings plc, a public limited company organized under the laws of England and Wales. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

June 26, 2025	/s/ Hans Rudolf Kunz
Hans Rudolf Kunz

June 26, 2025		/s/ Hans Rudolf Kunz
HRK Participations SA
	By:	Hans Rudolf Kunz
	Title:	Owner